October 13, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Duluth Holdings Inc.
Draft Registration Statement on Form S-1
Submitted on August 7, 2015
CIK No. 0001649744

Ladies and Gentlemen:

We are submitting this letter on behalf of Duluth Holdings Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 5, 2015 relating to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on September 22, 2015. Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 that was publicly filed with the Commission on October 6, 2015 (File No. 333-207300) (the “Registration Statement”) responds to the Staff’s comments from October 5, 2015 and is being publicly filed concurrently herewith.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery four (4) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Use of Proceeds, page 36

1.	Staff Comment: We note that proceeds may be used to repay borrowings under the revolving line of credit used to fund the final distribution. Please revise once known to quantify the amount that may be repaid from proceeds.

Response: The Company has revised the disclosure under this heading to indicate the amount that may be repaid from proceeds of the offering.

2.	Staff Comment: We reissue prior comment 6. We note that you continue to retain broad discretion regarding the use of proceeds. Please discuss in greater detail the specific contingencies and the alternatives to such use of proceeds based upon those contingencies. See Instruction 7 to Item 504 of Regulation S-K.

Response: The Company has revised the disclosure under this heading to address the contingencies and alternatives to the intended use of proceeds.

Description of Capital Stock, page 90

3.	Staff Comment: Refer to prior comment 11. You state in your response that you intend to effect the stock split at or prior to the “date of the preliminary prospectus.” Please clarify what you mean, e.g., effective date of the Form S-1, closing date of the offering, etc.

Response: The Company intends to effect the stock split of its Class A and Class B common stock prior to the effective date of the Form S-1.

Consolidated Balance Sheets, page F-3

4.	Refer to prior comment 12. Please explain to us the basis for your apparent conclusion that IRS guidance is to be followed rather than the applicable S-X guidance in the pro forma financial statement presentation of the effect of conversion to a “C” corporation. It appears to us that Regulation S-X should be the applicable guidance to be followed.

Response: The Company has revised its pro forma financial statement presentation in accordance with Regulation S-X and Topic 4.B. of the Codification of Staff Accounting Bulletins.

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Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly
Dennis F. Connolly